Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

October 4, 2010

John T. Archfield, Jr.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Sinocom Pharmaceutical, Inc.

Item 4.02 Form 8-K

Filed September 23, 2010

File No. 0-52313

Dear Mr. Archfield:

Please be advised that our law firm serves as legal counsel to Sinocom Pharmaceutical, Inc., a Nevada corporation (the “Company”).  Enclosed please find the Company’s response to your letter dated September 24, 2010.

1.

We note the Company has determined that it should have applied the purchase method of accounting rather than the pooling-of-interest method for the 2006 acquisition of Anqing Zhongxi Yao, Ltd.  Please explain to us how you determined that the purchase method should have been applied for this transaction, and tell us the facts and circumstances you considered to identify the accounting acquirer.

Response:

Full King International Investment Group Limited ("Full King"), a BVI incorporated company, which is the predecessor of the Company, was held 100% by Mr. Wan Chi Kwong.  On December 31, 2005, it acquired 100% of PRC's Anqing Zhongxi Yao Ltd ("Anqing ZXY") from the original shareholders of Anqing ZXY, Mr. Ai XueXiang, Mr. Xu XiaoGao, and Mr. Ma HongSheng.  The total consideration paid to the original shareholders of Anqing ZXY was RMB 133 million.

Based on the above, the Company determined that it should apply the purchase method under FAS 141 (effective at that time) to the business combination transaction as the combined companies were not under common control  prior to the acquisition (neither Full King nor Mr Wan Chi Kwong controlled or had any interest in Anqing ZXY before the acquisition date).  As the consideration was paid in cash by Full King, and also the former sole shareholder of Full King (i.e., Mr Wan) continued to control the combined company, the accounting acquirer is determined to be Full King (the predecessor of the Company).

Frascona, Joiner, Goodman and Greenstein, P.C.

October 4, 2010

In the Statement of Changes in Shareholders’ Equity included in the Company’s financial statements filed with its initial report on Form 10-K for the fiscal year ended December 31, 2009, opening retained earnings, accumulated other comprehensive income and statutory reserves all incorrectly included balances carried forward from Anqing ZXY prior to the acquisition date of Anqing ZXY by Full King. Applying the purchase method of accounting, Full King should only start consolidating the operating results of Anqing ZXY from December 31, 2005.  As a result, the retained earnings, accumulated other comprehensive income, and statutory reserves of the Company should only reflect those amounts from Anqing ZXY since December 31, 2005.  The equity section of the Company’s financial statements should generally reflect the historical financial statements of Full King, as the accounting acquirer, except that the capital structure (i.e. ordinary shares and preferred shares), should reflect the historical financial statements of the Company, as the legal acquirer.

In light of the changes in the Consolidated Statement of Stockholders’ Equity, the Company has filed an amended report on Form 10K/A for the fiscal year ended December 31, 2009 in order to amend and restate its financial statements  for the fiscal years ended December 31, 2009 and December 31, 2008, and the related notes thereto.  Because the amended and restated financial statements restate all of the pertinent financial data for the affected periods, the Company does not intend to amend any previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for periods ending prior to December 31, 2009.   However, the Company does intend to file an amended report on Form 10Q/A for the period ended March 31, 2010 in order to reflect the effects of the December 31, 2009 restatement on its March 31, 2010 interim unaudited financial statements.

2.

 Please tell us the date you plan to file your amended Form 10-K for the fiscal year ended December 31, 2009, and amended Form 10-Q for fiscal quarter ended March 31, 2010 to correct the accounting for the accounting acquirer’s 2006 acquisition.  Also tell us your progress to-date on filing your delinquent Form 10-Q for the fiscal quarter ended June 30, 2010, and the date you plan to file this report.

Response:

The Company filed its amended 10-K for the fiscal year ended December 31, 2009 on September 29, 2010, and currently intends to file its amended 10-Q for the fiscal quarter ended March 31, 2010 and its 10-Q for the fiscal quarter ended June 30, 2010 on or before October 8, 2010.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Frascona, Joiner, Goodman and Greenstein, P.C.

October 4, 2010

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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